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CUSIP NO. 8933755-10-5                          Page 1 of 6 Pages
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              	            UNITED STATES
	                SECURITIES AND EXCHANGE COMMISSION
                     	Washington, D.C.  20549

                           	SCHEDULE 13D


             	Under the Securities Exchange Act of 1934
          	                (Amendment No. __)*


                     	TRANS WORLD GAMING CORP.
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          	              (Name of Issuer)


               	COMMON STOCK, $.001 PAR VALUE PER SHARE
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                    	(Title of Class of Securities)


                            	8933755-10-5
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                            (CUSIP Number)


                      Jeffrey A. Koeppel, Esq.
                       Sheryl Jones Alu, Esq.
               Elias, Matz, Tiernan & Herrick L.L.P.
                       734 15th Street, N.W.
                    	Washington, D.C. 20005
                       	(202) 347-0300
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         	(Name, Address, Telephone Number of Person Authorized
	               to Receive Notices and Communications)

                           	December 31, 1997
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          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
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CUSIP NO. 8933755-10-5                         Page 2 of 6 Pages
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1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Dominick J. Valenzano
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           	(a) [ ]

                                                                (b) [ ]
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS

    PF
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO ITEMS
    2(d) or 2(e)  [ ]

    Not Applicable
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
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7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
    VOTING POWER
    170,000
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8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED
    VOTING POWER
    -0-
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9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
    DISPOSITIVE POWER
    170,000
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10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED
    DISPOSITIVE POWER
    -0-
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    170,000
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                     [ ]
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    5.37%
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14. TYPE OF REPORTING PERSON
    IN
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CUSIP NO. 8933755-10-5                         Page 3 of 6 Pages
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Item 1. Security and Issuer
---------------------------

      This Statement relates to the shares of common stock, $.001 par value per share ("Common Stock"),of Trans World Gaming Corp., a company organized under the laws of Nevada (the "Issuer"). The address of the Issuer's principal executive office is One Penn Plaza, Suite 1503, New York, New York 10119-0002.

Item 2. Identity and Background
-------------------------------

(a)	  The person filing this Statement is Dominick J. Valenzano.

(b)	  The business address of the person filing this Statement is: One
      Penn Plaza, Suite 1503, New York, New York 10119-0002.

(c)	  Mr. Valenzano serves as the Treasurer, the Chief Financial
      Officer and a Director of the Issuer. The Issuer is in the business of acquiring, developing, and managing, to the extent permitted by applicable local laws, gaming establishments featuring live and mechanized gaming, including video gaming devices such as video poker machines. The principal address of the Issuer is: One Penn Plaza, Suite 1503, New York, New York 10119-0002.

(d)	  During the past five years, the reporting person filing this
      Statement has not been convicted in a criminal proceeding
      (excluding traffic violations or similar misdemeanors).

(e)	  During the past five years, the reporting person filing this
      Statement has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)	  The reporting person filing this Statement is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration
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      As of the date hereof, the number of shares with respect to which Mr.
Valenzano may be deemed to be the beneficial owner is 170,000 shares of Common Stock, 50,000 of which shares were purchased for $500 in September 1994 in a private transaction prior to the Issuer's initial public offering, and 20,000, 50,000 and 50,000 all of which are subject to Common Stock options granted to Mr. Valenzano under the Issuer's 1993 Incentive Stock Option Plan ("1993 Stock Option Plan"). The options to purchase the 20,000 shares, 50,000 shares and 50,000 shares are fully vested and may be immediately exercised by Mr. Valenzano at a price of $3.125, $1.00 and $.30, respectively, per share.

     The funds used by the reporting person filing this Statement to purchase shares of Common Stock have come from such reporting person's personal funds, which include cash and cash equivalents on hand and in banks.
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CUSIP NO. 8933755-10-5                          Page 4 of 6 Pages
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Item 4. Purpose of Transaction
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     The reporting person filing this Statement has acquired the shares of
Common Stock owned by such person for investment purposes. The reporting person has no present intent to or has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;
(e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's Articles of Incorporation and Bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be deleted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above. In the future, the reporting person filing this Statement may determine to acquire or exercise options to acquire additional shares of the Common Stock (or other securities of the Issuer), under the Issuer's 1993 Stock Option Plan or further stock option plans of the Issuer, or in the open market, from time to time, or the reporting person may determine to dispose of all or some of his acquired shares of Common Stock. Any such determination will depend on a number of factors, including market prices, the Issuer's prospects and alternative investments.

Item 5. Interest in Securities of the Issuer
--------------------------------------------

(a)	   As of the date hereof, Mr. Valenzano may be deemed to be the beneficial owner of an aggregate of 170,000 shares of Common Stock, 50,000 shares of which are directly owned by Mr. Valenzano and 120,000 shares of which are immediately exercisable options to purchase shares of Common Stock. The 170,000 shares of Common Stock constitute approximately 5.37% of the 3,044,286 shares of Common Stock which Mr. Valenzano believes to be the total number of Common Stock outstanding as of April 9, 1998. The directly owned shares of Common Stock are held by Mr. Valenzano in a personal account.

       Nothing contained herein shall be construed as an admission that Mr. Valenzano is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by Mr. Valenzano. Except as described herein, to the best knowledge of Mr. Valenzano, no person who may be deemed to comprise a group with Mr. Valenzano, beneficially owns any shares of Common Stock.

(b)	   The reporting person filing this Statement has the sole power to vote and the sole power to dispose of the 50,000 shares of Common Stock owned by such reporting person as of April 9, 1998.
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CUSIP NO. 893375-10-5                          Page 5 of 6 Pages
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(c)	   The reporting person filing this Statement has not effected any transactions in the Common Stock within the past 60 days.

(d)	   No person other than the reporting person filing this Statement has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Common Stock reported in this Schedule.

(e)	   Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect
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to Securities of the Issuer
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       Other than the reporting person's participation in the Issuer's
1993 Stock Option Plan, as of the date of this Statement, the reporting person filing this Statement is not a party to any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies or pledge or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

Item 7. Material to be Filed as Exhibits
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      None.
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CUSIP NO. 8933755-10-5                         Page 6 of 6 Pages
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                           	SIGNATURES




     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.




By: /s/Dominick J. Valenzano
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    Dominick J. Valenzano


Date: April 23, 1998
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